Exhibit 12.1

Switch & Data Facilities Company, Inc

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings are calculated first by determining the sum of: (a) pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges, as defined below, and (c) amortization of capitalized interest, if any. From this total, we subtract capitalized interest, if any.

Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized), (b) amortization of capitalized debt costs, and (c) a reasonable approximation of the interest factor associated with our rental expense.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of dividends paid or accreted on our predecessor’s Series B convertible preferred stock, Series C redeemable preferred stock, and Series D redeemable preferred stock. The Series D redeemable preferred stock was redeemed in October 2005. The Series B convertible preferred stock and the Series C redeemable preferred stock were exchanged for shares of our common stock in February 2007 in connection with our initial public offering. As such, there were no dividends or accretion beyond such dates for the aforementioned stock.

	For the years ended December 31,					For the three months ended March 31, 2008
($ in Thousands) (Unaudited)	2003	2004	2005	2006	2007
Fixed charges:
Interest expense	$3,573	$5,374	$9,356	$14,812	$6,622	$2,502
Capitalized interest	—	—	164	463	156	392
Approximation of the interest factor from rental activities	3,474	4,788	6,520	7,233	7,792	2,202
Amortization of capitalized debt costs	863	989	1,100	848	417	88

Fixed charges	$7,910	$11,151	$17,140	$23,356	$14,987	$5,184

Preferred share accretions and dividends:	15,120	16,938	33,691	13,530	227,522	—

Fixed charges and preferred stock accretions and dividends	$23,030	$28,089	$50,831	$36,886	$242,509	$5,184

Earnings:
Income (loss) from continuing operations before income taxes	$1,996	$(12,974)	$(8,677)	$(11,277)	$(920)	$383
Plus:
Fixed charges	7,910	11,151	17,140	23,356	14,987	5,184
Amortization of capitalized interest	—	—	—	17	36	22
Minus:
Capitalized interest	—	—	164	463	156	392

Earnings before fixed charges and preferred stock dividends (earnings)	$9,906	$(1,823)	$8,299	$11,633	$13,947	$5,197

Ratio of earnings to fixed charges	1.3x	*	*	*	*	1.0x

Ratio of earnings to fixed charges and preferred stock dividends	**	**	**	**	**	1.0x

* Insufficient earnings to cover fixed charges	$—	$(12,974)	$(8,841)	$(11,723)	$(1,041)	$—
** Insufficient earnings to cover fixed charges and preferred share dividends	$(13,124)	$(29,912)	$(42,532)	$(25,253)	$(228,563)	$—